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                                                                     EXHIBIT 8.2

                [Akerman, Senterfitt & Eidson, P.A. Letterhead]

                                October 1, 1997

1st United Bancorp
980 N. Federal Highway
Boca Raton, Florida 33432

     Re: Agreement and Plan of Merger Dated as of
       August 6, 1997, By and Between Wachovia Corporation and
       1st United Bancorp.

Dear Sirs:

     You have requested our opinion concerning certain federal income tax issues relating to the Agreement and Plan of Merger, dated as of August 6, 1997 (the "Merger Agreement"), by and between 1st United Bancorp, a Florida corporation ("1st United") and Wachovia Corporation, a North Carolina corporation ("Wachovia"). Capitalized terms not otherwise defined in this letter shall have the same meanings as those terms in the Merger Agreement. In rendering the opinion we have examined (i) the Merger Agreement; (ii) the representation letters from Wachovia and 1st United, which are attached; and (iii) such other documents as we have deemed necessary or appropriate in order to render the requested opinion.

     In connection with such examination we have assumed (1) the authenticity of all documents, agreements and instruments; (2) that the documents reviewed in connection with rendering the opinion are complete and accurate and will be complete and accurate as of the effective date of the Merger; (3) that the Merger will be effective under applicable state laws; and (4) the Merger Agreement accurately and completely describes the terms of the Merger. In rendering our opinion, we have not undertaken independent investigation of the accuracy of any assumptions stated herein, the veracity of written statements as to factual matters relied upon in rendering the opinion or the authenticity of documents.

     Our opinion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated under the Code, published Revenue Rulings, published Revenue Procedures and existing judicial and administrative decisions all as of the date of this letter. All of the foregoing is subject to change and any such change (which could be retroactive) could affect the opinion contained in this letter.

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1st United Bancorp
October 1, 1997
Page 2

     The opinion is our legal judgment as to certain of the federal income tax consequences of the proposed Merger. Our opinion is not binding on the Internal Revenue Service and the Internal Revenue Service may reach a different conclusion, which conclusion could be sustained by a court if litigated. The opinion addresses certain tax consequences to 1st United common stockholders who are (i) citizens or residents of the United States; (ii) domestic corporations; or (iii) otherwise subject to United States federal income tax on a net income basis in respect of shares of 1st United common stock ("U.S. Holders"). The opinion is limited to the specific conclusions reached in the opinion and does not purport to reach any other conclusions, such as the future use of tax attributes of the parties, tax consequences to holders of 1st United Common Stock who hold such shares as other than capital assets or are insurance companies, tax exempt organizations, financial institutions, dealers in securities, persons who acquired or acquire shares of 1st United Common Stock pursuant to the exercise of employee stock options or otherwise as compensation and persons who hold 1st United Common Stock in a hedging transaction or as part of a straddle or conversion transaction. The opinion does not address foreign, state, local, estate or other potential tax consequences of the Merger.

     On the basis of the foregoing, we are of the opinion that for federal income tax purposes:

     (i) the Merger will constitute a tax-free reorganization under Section 368(a) of the Code. No gain or loss will be recognized by Wachovia or 1st United as a result of the consummation of the Merger. 1st United and Wachovia will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

     (ii) no gain or loss will be recognized by a U.S. Holder, except as described below with respect to a U.S. Holder who receives cash in lieu of a fractional share interest in Wachovia Common Stock;

     (iii) the aggregate adjusted tax basis of shares of Wachovia Common Stock (including a fractional share interest in Wachovia Common Stock deemed received and redeemed as described below) received by a U.S. Holder will include the holding period of the 1st United Common Stock exchanged therefor; and

     (iv) the holding period of shares of Wachovia Common Stock (including a fractional share interest in Wachovia Common Stock deemed received and redeemed as described below) received by a U.S. Holder will include the holding period of the 1st United Common Stock exchanged therefor; and

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1st United Bancorp
October 1, 1997
Page 3

     (v) a U.S. Holder of 1st United Common Stock who receives cash in lieu of a fractional share interest in Wachovia Common Stock will be treated as having received such fractional share interest and then as having received the cash in redemption of such fractional share interest. Under Section 302 of the Code, if such deemed distribution were "substantially disproportionate" with respect to the U.S. Holder or were "not essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the U.S. Holder would generally recognize capital gain or loss equal to the difference between the amount of cash received and the U.S. Holder's adjusted tax basis in the fractional share interest (determined as described in (iii) above). Such capital gain or loss would be long-term capital gain or loss if the U.S. Holder's holding period in the fractional share interest (determined as described in (iv) above) is more than one year. (The long-term capital gain rates depend on whether the holding period is 12 months or 18 months.)

     Except as set forth above, we express no opinion as to the tax consequences to any party, whether federal, state, local or foreign, or of any transaction related to the Merger contemplated by the Agreements. This opinion is being furnished only to you in connection with the Merger and solely for your benefit in connection therewith and may not be used or relied upon for any other purpose and may not be circulated, quoted or otherwise referred to for any purpose without our expressed written consent.

     We hereby consent to the filing of this opinion letter with the Security and Exchange Commission as an exhibit to the registration statement and to the references under the caption "The Merger -- Certain Federal Income Tax Consequences" and other locations. By so consenting we do not admit that we are in the category of persons required to consent under Section 7 of the Securities Act of 1933, as amended.

                                         Yours very truly,

                                          /s/ AKERMAN, SENTERFITT & EIDSON, P.A.
                                              Akerman, Senterfitt & Eidson, P.A.